(a)(5)(b)

Case 1:17-cv-00838-LO-JFA     Document 1     Filed 07/21/17     Page 1 of 15 PageID# 1

IN THE UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF VIRGINIA

ALEXANDRIA DIVISION

COLLEEN WITMER, On Behalf of Herself and	)
All Others Similarly Situated,	)
)
Plaintiff,	)
	)	Case No.
v.	)
	)	CLASS ACTION
NCI, INC., CHARLES K. NARANG, PAUL A.	)
DILLAHAY, JAMES P. ALLEN, PAUL V.	)	DEMAND FOR JURY TRIAL
LOMBARDI, CINDY E. MORAN, AUSTIN J.	)
YERKS, DANIEL R. YOUNG, H.I.G.	)
CAPITAL, L.L.C., CLOUD INTERMEDIATE	)
HOLDINGS, L.L.C., and CLOUD MERGER	)
SUB, INC.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by her undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on July 2, 2017 (the “Proposed Transaction”), pursuant to which NCI, Inc. (“NCI” or the “Company”) will be acquired by H.I.G. Capital, L.L.C. (“Parent”) through its direct and indirect subsidiaries, Cloud Intermediate Holdings, LLC (“Cloud”) and Cloud Merger Sub, Inc. (“Merger Sub”) (collectively, “HIG”).

2. On July 2, 2017, NCI’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Cloud and Merger Sub. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”) to acquire all of the Company’s outstanding Class A and Class B shares for $20.00 per share in cash. The Tender Offer is currently set to expire on August 11, 2017.

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3. On July 17, 2017, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) on Schedule 14D-9 with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of NCI common stock.

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9. Defendant NCI is a Delaware corporation and maintains its principal executive offices at 11730 Plaza American Drive, Reston, VA 20190. NCI’s common stock is traded on the NASDAQ GS under the ticker symbol “NCIT.”

10. Defendant Charles K. Narang (“Narang”) is a director of NCI and has served as Chairman of the Board since 1989. He also served as Chief Executive Officer (“CEO”) of NCI from 1989 to 2015.

11. Defendant Paul A. Dillahay (“Dillahay”) is a director, President, and Chief Executive Officer (“CEO”) of NCI.

12. Defendant James P. Allen (“Allen”) has served as a director of NCI since October 2004.

13. Defendant Paul V. Lombardi (“Lombardi”) has served as a director of NCI since October 2004.

14. Defendant Cindy E. Moran (“Moran”) has served as a director of NCI since June 2015.

15. Defendant Austin J. Yerks (“Yerks”) has served as a director of NCI since June 2013.

16. Defendant Daniel R. Young (“Young”) has served as a director of NCI since January 2005.

17. The defendants identified in paragraphs 10 through 16 are collectively referred to herein as the “Individual Defendants.”

18. Defendant Parent is a private equity firm that is headquartered in Florida and beneficially owns Cloud and Merger Sub.

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19. Defendant Cloud is a Delaware limited liability company and a party to the Merger Agreement.

20. Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action on behalf of herself and the other public stockholders of NCI (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

22. This action is properly maintainable as a class action.

23. The Class is so numerous that joinder of all members is impracticable. As of June 29, 2017, there were approximately 10,033,534 shares of NCI Class A common stock issued and 9,116,817 shared of NCI Class A common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

24. Questions of law and fact are common to the Class, including, among others: (i) whether defendants violated the 1934 Act; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

25. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

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26. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

27. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

28. NCI is a leading provider of enterprise solutions and services to U.S. defense, intelligence, health, and civilian government agencies. The Company focuses on delivering cost-effective solutions and services in the areas of agile development and lean software Observations and Measurements (“O&M”); big data and data analytics; cybersecurity and information assurance; engineering and logistics; IT infrastructure optimization and service management; and health and program integrity.

29. Headquartered in Reston, Virginia, NCI has approximately 2,000 employees operating at more than 100 locations worldwide. Substantially all of the Company’s revenue is derived from contracts with the U.S. Federal Government, directly as a prime contractor or as a subcontractor. NCI primarily conducts business throughout the U.S.

30. On May 9, 2017, NCI issued a press release announcing its financial and operating results for the first quarter ended March 31, 2017. In that press release, the Company reported that first quarter revenue exceeded the midpoint of management’s guidance range issued last quarter by approximately $2 million. NCI also reported that adjusted diluted earnings per share (“EPS”) exceeded the high end of guidance by $0.02. For these reasons, NCI reported that it was raising the guidance for full fiscal year 2017.

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31. With respect to this news, NCI’s President and CEO, Individual Defendant Dillahay, stated:

NCI turned in a solid performance in the first quarter. We’re seeing the topline impact of awards in the second half of 2016 as well as additional task order revenue on several of our IDIQ vehicles. . . . I’m especially pleased with margin improvements as a result of the higher contribution of fixed-price contracts to our revenue mix, which we anticipate will lift profitability throughout the remainder of 2017. Therefore, we’re increasing the midpoint of our revenue guidance range by $10 million and raising the midpoint of our adjusted EPS guidance range by $0.09 to reflect greater expected profitability, primarily from our agile software development revenue, over the remainder of the year.

32. Notwithstanding the Company’s promising future prospects, the Board caused the Company to enter into the Merger Agreement, pursuant to which NCI will be acquired for inadequate consideration.

33. The Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “no solicitation” provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals.

34. Further, the Company must promptly advise HIG of any proposals or inquiries received from other parties. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants HIG a “matching right” with respect to any “Superior Proposal” made to the Company.

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35. Further locking up control of the Company in favor of HIG, the Merger Agreement provides for a “termination fee” payable by the Company to HIG if the Individual Defendants cause the Company to terminate the Merger Agreement.

36. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

37. The merger consideration to be paid to plaintiff and the Class in the Proposed Transaction is inadequate. Among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

38. Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

39. Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

40. The Solicitation Statement omits material information regarding the Proposed Transaction, which renders the Solicitation Statement false and misleading.

41. First, the Solicitation Statement omits material information regarding the Company’s financial projections and the financial analyses performed by the Company’s financial advisors, Wells Fargo Securities, LLC (“Wells Fargo”) and Stifel, Nicolaus & Company, Incorporated (“Stifel”), in support of their so-called fairness opinions.

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42. With respect to NCI’s financial projections, the Solicitation Statement fails to disclose: (i) the Company’s financial projections of unlevered free cash flows for years 2017 through 2021 that were used in Wells Fargo’s and Stifel’s discounted cash flow analyses, as well as the line items used to calculate those unlevered free cash flows; and (ii) a reconciliation of all non-GAAP measures, including Adjusted Diluted EPS, to GAAP metrics.

43. With respect to Wells Fargo’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the projected unlevered free cash flows for the Company as used by Wells Fargo in its analysis and all of the constituent line items used to calculate the unlevered free cash flows; (ii) the terminal value of the Company; (iii) the inputs and assumptions underlying the discount rate used by Wells Fargo; and (iv) the terminal or exit multiple implied from Wells Fargo’s analysis.

44. With respect to Stifel’s Discounted Cash Flow Analyses, the Solicitation Statement fails to disclose: (i) the projected unlevered free cash flows for the Company as used by Stifel in its analyses and all of the constituent line items used to calculate the unlevered free cash flows; (ii) the terminal value of the Company derived in each of its analyses; (iii) the inputs and assumptions underlying the discount rate used by Stifel; and (iv) the terminal or exit multiple and perpetuity growth rates implied from Stifel’s analysis.

45. With respect to each of Wells Fargo’s and Stifel’s selected companies analyses, the Solicitation Statement fails to disclose the individual multiples and financial benchmarking metrics for each of the companies observed by each of Wells Fargo and Stifel in their analyses.

46. With respect to each of Wells Fargo’s and Stifel’s selected transactions analyses, the Solicitation Statement fails to disclose the individual multiples for each of the transactions observed by each of Wells Fargo and Stifel in their analyses.

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47. When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Moreover, the disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

48. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement: (i) “Opinion of Wells Fargo Securities, LLC;” (ii) “Opinion of Stifel, Nicolaus & Company, Incorporated;” and (iii) “Certain Financial Projections.”

49. Second, the Solicitation Statement also omits material information regarding potential conflicts of interest of NCI’s financial advisors, Wells Fargo and Stifel.

50. For example, the Solicitation Statement fails to discloser whether Wells Fargo or any of its affiliates have provided any services to HIG, NCI, or any of their affiliates in the past three years and, if so, the amount of compensation that Wells Fargo or its affiliates earned in connection with those past services.

51. In fact, the Solicitation Statement states that “Wells Fargo Securities and/or its affiliates are lenders to or have otherwise extended credit to certain members of the HIG Group by means of, among other things, loans, letters of credit, financing leases and purchasing cards.” The Solicitation Statement, however, fails to, but must, disclose the nature and terms of Wells Fargo’s agreements with HIG regarding Wells Fargo’s lending services.

52. Additionally, the Solicitation Statement indicates that, during the past two years prior to rendering its fairness opinion, Stifel “received trading commissions from affiliates of Parent in an aggregate amount significantly less than the Opinion Fee.” The Solicitation Statement therefore fails to, but must, disclose the amount of the commissions that it received from Parent.

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53. Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

54. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement: (i) “Opinion of Wells Fargo Securities, LLC;” (ii) “Opinion of Stifel, Nicolaus & Company, Incorporated;” and (iii) “Background and Reasons for the NCI Board’s Recommendation.”

55. Third, the Solicitation Statement omits material information regarding the background of the Proposed Transaction. The Company’s stockholders are entitled to an accurate description of the process the directors used in coming to their decision to support the Proposed Transaction.

56. In particular, the Solicitation Statement indicates that the Company entered into confidentiality agreements with several interested parties, but the Solicitation Statement fails to disclose whether any of those confidentiality agreements contained standstill and/or “don’t ask, don’t waive” provisions that prevented, or are preventing, those counterparties from submitting topping bids to acquire the Company or requesting a waiver of standstill provisions.

57. The omission of this material information renders the “Background and Reasons for the NCI Board’s Recommendation” section of the Solicitation Statement false and misleading.

58. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to NCI’s stockholders.

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COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

59. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

60. Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

61. Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

62. The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

63. The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

64. By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

65. The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

66. Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

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67. By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

68. Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

69. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

70. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

71. Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

72. Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

73. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

74. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

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75. The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

76. Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants and HIG)

77. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

78. The Individual Defendants and HIG acted as controlling persons of NCI within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of NCI and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

79. Each of the Individual Defendants and HIG was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

80. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

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81. HIG also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

82. By virtue of the foregoing, the Individual Defendants and HIG violated Section 20(a) of the 1934 Act.

83. As set forth above, the Individual Defendants and HIG had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

84. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

85. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

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D. Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: July 21, 2017
/s/ Elizabeth K. Tripodi
ELIZABETH K. TRIPODI (VSB #73483)
LEVI & KORSINSKY, LLP
1101 30th Street N.W., Suite 115
Washington, D.C. 20007
Telephone: (202) 524-4290
Facsimile: (202) 333-2121
Email: etripodi@zlk.com
Attorneys for Plaintiff

OF COUNSEL:

RIGRODSKY & LONG, P.A.

Brian D. Long

Gina M. Serra

2 Righter Parkway, Suite 120

Wilmington, DE 19803

Telephone: (302) 295-5310

RM LAW, P.C.

Richard A. Maniskas

1055 Westlakes Drive, Suite 300

Berwyn, PA 19312

Telephone: (484) 324-6800

/s/ Elizabeth K. Tripodi